FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  October, 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






22 October 2002

                      STATEMENT BY COLT TELECOM GROUP PLC

Further to its announcement of 9 October, the Board of COLT Telecom Group plc said that, as expected, Highberry Limited (a Hedge Fund) has today presented a petition to the High Court for the appointment of an administrator to COLT. As stated on 9 October, the Board's view is that there is no basis whatever for Highberry taking this action.

COLT is a going concern with a robust business and a sound business plan:

  - COLT has approximately GBP1 billion of cash, with no bank debt.
  - COLT's EBITDA is growing and its capital expenditure requirement is reducing, as the core network construction is now complete.
  - COLT's operational cash consumption is reducing significantly.
  - COLT expects to be free cashflow positive during 2005.
  - The Board is confident that COLT will be able to repay or refinance its bonds when they fall due.
  - COLT's most recent published balance sheet as at 30 June 2002 adjusted to reflect the impairment charge announced on 27 September shows total assets of GBP2,760 million and total liabilities of GBP1,697 million.

The Board of COLT welcomes the opportunity to demonstrate in court why Highberry's action is self-serving and without merit.



Contact:

John Doherty Tom Buchanan / Jonathan Glass

Director Investor Relations Brunswick

Tel +44 20 7390 3681 Tel +44 20 7404 5959

Notes to Editors:

Highberry which is part of The Elliott Group, a New York based Hedge Fund, has informed COLT that it holds senior notes and senior convertible notes issued by COLT.

Free cashflow is cashflow after capital expenditure and financing costs.




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 October 2002                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary